UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K   REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

OMB:3235-0116

Exp:31-March-2011

CONTINENTAL  ENERGY  CORPORATION

(Translation of registrant's name into English)

14001 Dallas Parkway, Suite 1200, Dallas, Texas 75240

(Address of registrant’s principal executive offices)

For the month of: OCTOBER 2008	Commission File No.: 0-17863

Under cover of this page and forming a part of this Form-6K filing please find attached the following documents:

1.

“Annual Report – For Fiscal Year Ended June 30, 2008”, dated October 24, 2008.  Includes audited annual financial statements for the year ended June 30, 2008.  Also includes management discussion and analysis of registrant’s affairs, material events disclosure.  The report is presented in the Form-51/901F quarterly and annual report format required by the Canadian British Columbia Securities Commission in the registrant’s home jurisdiction.

2.

“Press Release”, dated October 24, 2008, “ Continental Energy Receives Court Approval to Close Tungkal Interest Aquisition”

3.

“Press Release”, dated October 28, 2008, “ Continental Energy Posts FY2008 Annual Results”

4.

“Notice of Meeting and Record Date” dated October 28, 2008

All of the above listed documents have also been filed separately by the registrant electronically on SEDAR, the "System for Electronic Archiving and Retrieval", in compliance with Canadian British Columbia Securities Commission regulations in the registrant’s home jurisdiction. The listed documents are available for public review and download in Adobe Acrobat® PDF file format from SEDAR’s internet website,  www.sedar.com.

i - Indicate by check mark whether the registrant files annual reports under cover of FORM 20-F  X  or Form 40-F   .

ii - Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by:  Regulation S-T Rule 101(b)(1) ___ or Regulation S-T Rule 101(b)(7) ___ .

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Iii – Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934; Yes       or  No  X .

If “Yes” is marked, the file number assigned to the registrant in connection with Rule 12g3-2(b) is         .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTINENTAL ENERGY CORPORATION	Date: 04 November 2008
(Registrant)

"James D. Eger"

By:

_____________________________

James D. Eger, Director & Secretary

Exhibit 1

CONTINENTAL ENERGY CORPORATION

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

30 June 2008 and 2007

Expressed in U.S. dollars

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Continental Energy Corporation (An Exploration Stage Company)

We have audited the consolidated balance sheets of Continental Energy Corporation (An Exploration Stage Company) as at June 30, 2008 and 2007, the consolidated statements of operations, shareholders’ equity and cash flows for the years ended June 30, 2008 and 2007 and for the eleven months ended June 30, 2006.

These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2008 and 2007, the results of its operations and cash flows for the years ended June 30, 2008 and 2007 and for the eleven months ended June 30, 2006 in accordance with Canadian generally accepted accounting principles.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP

Chartered Accountants

Vancouver, Canada

October 10, 2008

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-UNITED STATES

REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated October 10, 2008 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP

Chartered Accountants

Vancouver, Canada

October 10, 2008

Continental Energy Corporation	Statement 1
(An Exploration Stage Company)
Consolidated Balance Sheets

	30 June	30 June
ASSETS	2008	2007
Current
Cash	$3,068,156	$1,514,279
Receivables	16,814	43,088
Prepaid expenses and deposits	126,370	117,894
	3,211,340	1,675,261
Investment in CGB2 (Note 4)	1	1
Investment in Continental Biofuels (Note 1)	1	-
Resource Property Costs (Note 4)	1	1
Equipment (Note 5)	86,463	88,685
	$3,297,806	$1,763,948

LIABILITIES
Current
Accounts payable and accrued liabilities	$52,375	$110,449

SHAREHOLDERS’ EQUITY
Share Capital - Statement 2 (Note 6)	13,319,423	11,731,566
Common Share Subscriptions - Statement 2	-	7,500
Contributed Surplus - Statement 2 (Note 6)	6,350,268	3,221,931
Deficit - Statement 2	(16,424,260)	(13,307,498)
	3,245,431	1,653,499
	$3,297,806	$1,763,948

Subsequent Events (Note 11)

ON BEHALF OF THE BOARD:

"Richard L. McAdoo"           , Director

"James D. Eger"                   , Director

- See Accompanying Notes -

Continental Energy Corporation	Statement 2
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity

	Common Shares		Common Share	Contributed
	Shares	Amount	Subscriptions	Surplus	Deficit	Total

Balance - 31 July 2005	56,427,936	$23,434,025	$-	$2,742,810	$(26,178,734)	$(1,899)
Issuance of shares for:
Exercise of warrants	200,000	45,648	-	(15,648)	-	30,000
Exercise of options	480,000	134,962	-	(62,962)	-	72,000
Financing fees - warrants	-	-	-	155,419	-	155,419
Stock-based compensation	-	-	-	178,564	-	178,564
Reduction in capital	-	(13,551,119)	-	-	13,551,119	-
Income for the period - Statement 3	-	-	-	-	1,923,117	1,923,117

Balance - 30 June 2006	57,107,936	10,063,516	-	2,998,183	(10,704,498)	2,357,201
Issuance of shares for:
Shares issued for services	111,111	80,000	-	-	-	80,000
Exercise of warrants	2,823,334	610,528	-	(128,695)	-	481,833
Exercise of options	3,330,000	1,000,522	7,500	(433,522)	-	574,500
Share issuance costs	-	(23,000)	-	-	-	(23,000)
Financing fees - warrants	-	-	-	112,723	-	112,723
Stock-based compensation	-	-	-	673,242	-	673,242
Loss for the year - Statement 3	-	-	-	-	(2,603,000)	(2,603,000)

Balance - 30 June 2007	63,372,381	11,731,566	7,500	3,221,931	(13,307,498)	1,653,499
Issuance of shares for:
Private placements	5,265,000	1,628,357	-	1,681,393	-	3,309,750
Arrangement fee	250,000	162,500	-	-	-	162,500
Exercise of options	-	7,500	(7,500)	-	-	-

Treasury shares held (Note 6b)	-	(48,000)	-	-	-	(48,000)
Share issuance costs	-	(162,500)	-	-	-	(162,500)
Financing fees - warrants	-	-	-	279,256	-	279,256
Stock-based compensation	-	-	-	1,167,688	-	1,167,688
Loss for the period - Statement 3	-	-	-	-	(3,116,762)	(3,116,762)
Balance - 30 June 2008	68,887,381	$13,319,423	$-	$6,350,268	$(16,424,260)	$3,245,431

- See Accompanying Notes -

Continental Energy Corporation	Statement 3
(An Exploration Stage Company)
Consolidated Statements of Operations

	For the	For the	For the Eleven
	Year Ended	Year Ended	Months Ended
	30 June	30 June	30 June
	2008	2007	2006

Expenses
Amortization	$63,983	$37,167	$66,837
Bad debt (Note 10)	-	-	138,178
Consulting	32,200	127,901	65,032
Filing fees	11,562	21,475	11,464
Financing fees - warrants (Note 6d)	279,256	112,723	155,419
Foreign exchange loss	1,804	7,625	23,677
Interest and bank charges	3,935	5,548	4,687
Investor relations	128,295	168,896	13,127
Management fees (Note 7a)	772,006	740,522	415,632
Office expenses	256,325	146,387	109,818
Professional fees	142,109	203,811	74,271
Rent, office maintenance and utilities	54,076	89,986	67,797
Shareholder communication and transfer agent	16,121	8,239	8,981
Stock-based compensation (Note 6c & d)	1,167,688	673,242	178,564
Telephone	23,223	29,503	19,917
Travel and accommodation	136,080	238,229	134,166

Loss Before the Undernoted	(3,088,663)	(2,611,254)	(1,487,567)

Other Income (Expenses)
Gain on settlement of debt	-	15,739	48,850
Gain on disposal of CGYP (Note 4)	-	-	3,506,833
Gain on disposal of CGB2 (Note 4)	-	23,906	-
Loss on dissolution of Continental Biofuels (Note 1)	(17,815)	-	-
Loss on equity investment in Continental Biofuels (Note 1)	(82,184)	-	-
Interest income	105,274	81,995	75,856
Settlement of court judgment	-	-	(329,045)
Terminated farm out proceeds	-	-	100,000
Write-down of loan receivable	(614)	-	-
(Write-down) recovery of resource property costs (Note 4)	(32,760)	(113,386)	8,190

Income (Loss) for the Period	$(3,116,762)	$(2,603,000)	$1,923,117

Income (Loss) per Share - Basic and Diluted	$(0.05)	$(0.04)	$0.03

Weighted Average Number of Shares Outstanding - Basic	67,807,203	59,325,041	56,661,170
Weighted Average Number of Shares Outstanding - Diluted	67,807,203	59,325,041	69,270,906

- See Accompanying Notes -

Continental Energy Corporation	Statement 4
(An Exploration Stage Company)
Consolidated Statements of Cash Flows

	For the	For the	For the Eleven
	Year Ended	Year Ended	Months Ended
	30 June	30 June	30 June
Cash Resources Provided By (Used In)	2008	2007	2006

Operating Activities
Income (loss) for the period	$(3,116,762)	$(2,603,000)	$1,923,117
Items not affecting cash
Amortization	63,983	37,167	66,837
Bad debt	-	-	138,178
Financing fees - warrants	279,256	112,723	155,419
Gain on settlement of debt	-	(15,739)	(48,850)
Gain on disposal of CGYP	-	-	(3,506,833)
Gain on sale of CGB2	-	(23,906)	-
Loss on dissolution of Continental Biofuels	17,815	-	-
Loss on equity investment in Continental Biofuels	82,184	-	-
Stock-based compensation	1,167,688	673,242	178,564
Terminated farm out proceeds	-	-	(100,000)
Write-down (recovery) of resource property costs	32,760	113,386	(8,190)
Changes in current assets and liabilities
Receivables	26,274	(39,137)	(2,321)
Prepaid expenses and deposits	(8,476)	8,499	(25,830)
Due from related party	-	-	-
Accounts payable and accrued liabilities	(58,074)	(21,198)	(77,949)

	(1,513,352)	(1,757,963)	(1,307,858)
Investing Activities
Investment in Continental Biofuels	(100,000)	-	-
Disposition of CGB2	-	(8,858)	-
Resource property costs	(32,760)	(259,886)	(343,914)
Resource property costs reimbursed by joint venturers	-	146,500	352,104
Proceeds from terminated farm out agreement	-	-	100,000
Proceeds from disposition of CGYP, net	-	-	3,506,834
Proceeds from sale of CGB2 shares, net	-	21,000	-
Purchase of equipment, net of recovery	(61,761)	(55,574)	(99,950)
	(194,521)	(156,818)	3,515,074
Financing Activities
Capital lease obligation	-	-	(12,387)
Share capital issued for cash, net	3,261,750	1,033,333	102,000
	3,261,750	1,033,333	89,613

Change in Cash	1,553,877	(881,448)	2,296,829
Cash position - Beginning	1,514,279	2,395,727	98,898

Cash Position - Ending	$3,068,156	$1,514,279	$2,395,727

Supplemental Schedule of Non-Cash Transactions
Issuance of shares for:
Finder's fee - Financing	$162,500	$-	$-
Services	$-	$80,000	$-

- See Accompanying Notes -

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2008 and 2007

1.

Nature of Operation

Continental Energy Corporation (the “Company”) is an oil and gas exploration company engaged in the acquisition, exploration and development of oil and gas properties with the focus being on properties located in Indonesia held under production sharing contracts (“PSCs”).  The Company is an exploration stage company and none of its oil and gas properties are currently generating revenue.

On 17 October 2007 the Company entered into an agreement pertaining to the acquisition of an interest in a company incorporated in Delaware named Continental Biofuels Corporation (“Continental Biofuels”) in order to pursue biodiesel projects in Indonesia.  The Company purchased 1,000 shares of the 2,500 issued and fully paid share capital of Continental Biofuels for $100,000 representing a 40% stake. The remaining 60% stake in Continental Biofuels is held by two directors of the Company, each of whom purchased a 30% stake.  During the year, the Company recorded a loss of $82,184 relating to Continental Biofuels’ operations, representing the Company’s 40% equity interest in Continental Biofuels.  On 11 August, 2008, Continental Biofuels signed a Certificate of Dissolution thereby eliminating the Company’s 40% interest. Therefore the Company’s interest in Continental Biofuels has been written down to a nominal value as at 30 June 2008.

On 16 June 2008 the Company registered a 100% owned Singapore based subsidiary to further pursue energy exploration projects in Indonesia, Continental Energy Pte. Ltd. (“CEPL”).  On 17 June 2008 CEPL registered a 100% owned Singapore based subsidiary called Continental Energy (South Bengara-II) Pte. Ltd. (“CESB2”).  Both subsidiaries remained inactive during the year ended 30 June 2008.

2.

Significant Accounting Policies

a)

Basis of Presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  All amounts in these financial statements are expressed in United States dollars (“U.S. dollar”). These financial statements conform in all material respects to United States GAAP (Note 12).

b)

Consolidation

These consolidated financial statements include the accounts of the Company, its two subsidiaries and one joint venture company as follows:

•

TXX Energy Corporation (“TXX”) – 100% owned, incorporated in the state of Texas on 16 January 2006, for the purpose of pursuing oil and gas exploration and production opportunities in the United States (currently inactive).

•

Continental Energy Pte. Ltd. (“CEPL”) – 100% owned, incorporated in Singapore in 16 June 2008, for the purpose of pursuing oil and gas exploration and production opportunities in Indonesia.

•

CG Xploration Inc. (“CGX”) – 50% owned joint venture incorporated in the state of Delaware on 18 November 2005. The Company owns 50% of CGX and GeoPetro Resources Company (“GeoPetro”) of San Francisco owns 50%. CGX is operated for the purposes of identifying and developing new oil and gas PSC property acquisitions on behalf of the Company and GeoPetro within a geographically defined area of mutual interest in Indonesia (Note 4). CGX has been accounted for on the proportionate consolidation method whereby the Company’s proportionate share of assets, liabilities, revenues, costs and expenditures relating to CGX have been recorded in these financial statements.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2008 and 2007

2.

Significant Accounting Policies – Continued

b)

Consolidation – Continued

•

Continental-GeoPetro (Bengara-II) Ltd. (“CGB2”), a company incorporated in the British Virgin Islands which owns a 100% interest in the Bengara-II PSC (the “Bengara Property”) in Indonesia. The Company owned 60% of the shares of CGB2 until 29 September 2006 at which time 70% of the Company's interest was sold.  At fiscal year end 30 June 2008 the Company owns an 18% interest in CGB2 which is now accounted for on the cost basis (Note 4).

All intercompany transactions are eliminated upon consolidation.

c)

Equipment

The Company provides for amortization on its equipment as follows:

•

Automobiles – 50% declining balance basis;

•

Computer equipment and software - 50% declining balance basis; and

•

Furniture and field survey equipment - 50% declining balance basis.

d)

Oil and Gas Properties

The Company follows the full cost method of accounting for oil and gas operations whereby all costs of exploring for and developing oil and gas reserves are capitalized and accumulated in cost centres established on a country-by-country basis.  Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, interest costs on significant investments in unproved properties and major development projects and overhead charges directly related to acquisition, exploration and development activities, less any government incentives relating thereto.

Upon establishing production, the costs related to each cost centre from which there is production will be depleted and amortized on the unit-of-production method based on the estimated gross proved reserves of each country.  Oil and natural gas reserves and production will be converted into equivalent units based upon estimated relative energy content.  Costs of acquiring and evaluating significant unproved properties will be initially excluded from depletion calculations.  These unevaluated properties are assessed periodically to ascertain whether impairment in value has occurred.  When proved reserves are assigned or the value of the property is considered to be impaired, the cost of the property or the amount of the impairment will be added to costs subject to depletion.

The capitalized costs less accumulated amortization in each cost centre from which there is production will be limited to an amount equal to the estimated future net revenue from proved reserves (based on estimated future prices and costs at the balance sheet date) plus the cost (net of impairments) of unproved properties ("ceiling test").  The total capitalized costs less accumulated depletion and amortization and deferred taxes of all cost centres will be further limited to an amount equal to the estimated future net revenue from proved reserves plus the cost (net of impairments) of all unproved properties less estimated future general and administrative expenses, future financing costs and taxes.

The costs (including exploratory dry holes) related to cost centres from which there has been no commercial production are not subject to depletion until commercial production commences.  The capitalized costs are assessed annually to determine whether it is likely such costs will be recovered in the future.  Costs unlikely to be recovered in the future are written off.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2008 and 2007

2.

Significant Accounting Policies – Continued

d)

Oil and Gas Properties – Continued

Proceeds from the farm-out of oil and gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion and amortization.

e)

Asset Retirement Obligations

The Company recognizes the legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost are recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the related asset, and amortized into income on a systematic basis over the related assets useful life. The liability is adjusted for changes in the expected amounts and timing of cash flows required to discharge the liability and accreted to full value over time through periodic charges to earnings.

There are no asset retirement obligations as at 30 June 2008 and 2007.

f)

Income Taxes

Income taxes are accounted for using the asset and liability method.  Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of assets and liabilities.  The effect on future taxes of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

g)

Stock-Based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method.  For employees, the fair value of the options is measured at the date of the grant.  For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable.  For employees and non-employees, the fair value of options is charged to operations, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

h)

Income (Loss) per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the “if converted” method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2008 and 2007

2.

Significant Accounting Policies – Continued

i)

Basis of Segmented Disclosure

The Company’s only business activity is the exploration and development of oil and gas prospects. During the years ended 30 June 2008, 2007 and 2006, the Company had administration activity in North America and exploration and development activity in Indonesia.  The segmented information is identified by geographic location of the Company’s exploration and development activities.

j)

Conversion of Foreign Currencies

The accounts of the Company are prepared in U.S. dollars, the Company’s functional currency, and the Company’s Canadian operations are translated into U.S. dollars under the temporal method as follows:

•

Monetary assets and liabilities at year-end rates;

•

All other assets at historical rates;

•

Income and expense items and exploration and development costs translated in a manner that produces substantially the same result as would have resulted had these items been translated on the date they occurred;

•

Exchange gains and losses arising from these transactions are expensed during the period incurred.

k)

Management’s Estimates and Assumptions

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results could differ from those estimates. Significant areas where assumptions are used include determining the impairment of resource properties, the useful life of long-lived assets, the fair values of financial instruments, future tax rates used to determine future income taxes and the assumptions used in calculating the fair value of options and warrants.  Where estimates have been used financial results as determined by actual events could differ from those estimates.

l)

Impairment of Long-Lived Assets

The Company reviews the carrying value of its resource property costs and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of the asset to its fair value. If such assets are considered to be impaired, the amount of the impairment is measured by the amount by which the carrying amount of the asset exceeds its fair value.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2008 and 2007

2.

Significant Accounting Policies – Continued

m)

Valuation of Warrants

Effective 1 July 2007, the Company adopted the following accounting policy with respect to the valuation of warrants issued as part of a private placement unit. The proceeds from the issue of units is allocated between common shares and common share purchase warrants on a pro-rata basis based on relative fair values as follows:

•

The fair value of common shares is based on the market close on the date the units are issued; and

•

The fair value of the common share purchase warrants is determined using the Black-Scholes pricing model.

The fair value attributed to the warrants is recorded in Contributed Surplus.

n)

Financial Instruments

The Company adopted the provisions of CICA Sections 3855, Financial Instruments – Recognition Measurement, and 3865, Hedges on July 1, 2007 which addresses the classification, recognition and measurement of financial instruments and hedges in the financial statements and inclusion of other comprehensive income.

These Sections require that financial assets and financial liabilities, including derivatives, be recognized on the balance sheet when the Company becomes a party to contractual provisions of the financial instrument or a derivative contract. All financial instruments should be measured at fair value on initial recognition. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other liabilities.

Financial assets and financial liabilities held-for-trading are measured at fair value with gains and losses recognized in the Company’s loss for the period.  Financial assets held-to-maturity, loans and receivables and financial liabilities, other than those held-for-trading, are measured at amortized cost using the effective interest method of amortization.  Available-for-sale financial assets are measured at fair value with unrealized gains and losses including changes in foreign exchange rates being recognized in other comprehensive income (“OCI”) upon adoption.

Derivative instruments must be recorded on the balance sheet at fair value including those derivatives that are embedded in financial instruments or other contracts but are not closely related to the host financial instrument or contract, respectively.  Changes in the fair values of derivative instruments are recognized in the Company’s loss for the year.

The Company has designated each of its significant categories of financial instruments as of 1 July 2007 as follows:

Cash and cash equivalents

Held-for-trading

Accounts payable

Other liabilities

The adoption of these accounting policies did not have a material effect on the financial statements of the Company upon adoption.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2008 and 2007

2.

Significant Accounting Policies – Continued

o)

Comprehensive income

The Company adopted CICA Handbook Section 1530, “Comprehensive Income”. Section 1530 establishes standards for the reporting and presenting of comprehensive income which is defined as the change in equity from transaction and other events from non-owner sources. OCI refers to items recognized in comprehensive income that are excluded from net loss. At 30 June 2008 and 2007 the Company had no significant items that caused other comprehensive loss to be different than net loss.

p)

New Accounting Pronouncements Not Yet Adopted

General Standards of Financial Statement Presentation (Section 1400)

Section 1400 was amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after 1 January 2008.

Capital Disclosures (Section 1535)

Section 1535 requires disclosures of an entity’s objectives, policies and processes for managing capital, and quantitative data about what the entity regards as capital.  This standard will be effective for fiscal years beginning on or after October 1, 2007.

Financial Instruments – Disclosures and Presentation (Sections 3862 and 3863)

Section 3862 and 3863 replaces the existing Section 3861 – Financial Instruments – Disclosure and Presentation. These new sections revise and enhance disclosure requirements, and carry forward unchanged existing presentation requirements. These new sections require disclosure about the nature and extent of risk arising form financial instruments and how the entity manages those risks.  This standard will be effective for fiscal years beginning on or after October 1, 2007.

Goodwill and Intangible Assets (Section 3064)

In February 2008, the CICA issued section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Intangible Assets,” and CICA Section 3450, “Research and Development Costs,” and amendments to Accounting Guideline (AcG) 11, “Enterprises in the Development Stage,” and EIC-27, “Revenues and Expenditures During the Pre-operating Period” and CICA Section 1000, “Financial Statement Concepts.”  The standard intends to reduce the differences with International Financial Reporting Standards (“IFRS”) in the accounting for intangible assets and results in closer alignment with US GAAP.  Under current Canadian standards, more items are recognized as assets than under IFRS or US GAAP.  The objectives of CICA Section 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that do not meet the definition and recognition criteria are eliminated.  The standard will also provide guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.  This standard will be effective for fiscal years beginning on or after October 1, 2008.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2008 and 2007

2.

Significant Accounting Policies – Continued

p)

New Accounting Pronouncements Not Yet Adopted – Continued

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP.  This date is for interim and annual financial statements relating to fiscal years beginning on or after 1 January 2011.  The transition date of 1 January 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended 31 December 2010.  In July 2008 AcSB announced that early adoption will be allowed in 2009 subject to seeking exemptive relief.

3.

Fair Value of Financial Instruments

The Company's financial instruments consist of cash, receivables, due from related party and accounts payable.  The carrying value of these financial instruments approximates their fair value due to their short-term maturity or capacity of prompt liquidation.  Except as noted below, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.

The Company is exposed to currency risk in that some of its subsidiary operations are transacted in Indonesian Rupiah.  The U.S. dollar value of the assets and liabilities of the subsidiary denominated in Rupiah will fluctuate due to changes in foreign exchange.  The Company does not use any hedging instruments to reduce its foreign currency exposure.

4.

Resource Property Costs

Details of oil and gas properties are as follows:

	30 June	Exploration &	Costs	Recovery	30 June
	2007	Development	Reimbursed by	(Impairment/	2008
	Balance	(Recovery)	Joint Venturers	Abandonment)	Balance
Bengara-II	$1	$32,760	$-	$(32,760)	$1

	30 June	Exploration &	Costs	Recovery	30 June
	2006	Development	Reimbursed by	(Impairment/	2007
	Balance	(Recovery)	Joint Venturers	Abandonment)	Balance
Bengara-II	$1	$259,886	$(146,500)	$(113,386)	$1

	31July	Exploration &	Costs	Recovery	30 June
	2005	Development	Reimbursed by	(Impairment/	2006
	Balance	(Recovery)	Joint Venturers	Abandonment)	Balance
Bengara-II	$1	$343,914	$(352,104)	$8,190	$1
Yapen	1	(1)	-	-	-
	$2	$343,913	$(352,104)	$8,190	$1

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2008 and 2007

4.

Resource Property Costs – Continued

Bengara-II Property

During the year ended 30 June 2008, the Company incurred $32,760 (2007 - $259,886) in geological and geophysical interpretation and evaluation costs on the joint venture area of mutual interest surrounding the Bengara-II PSC in Indonesia. At 30 June 2008, no future benefits could be attributed to this property and consequently the capitalized cost were impaired.

CGB2 and CGYP

By separate share purchase and transfer agreements with effective dates of 1 August 1998 and subsequent amendments between 30 September 1998 and 19 January 2000, the Company purchased 100% of the issued and outstanding shares of CGB2 and Continental-GeoPetro (Yapen) Ltd. (“CGYP”).  At the time of the purchase CGB2 owned a 100% participating interest in the Bengara-II property and CGYP owned a 100% interest in the Yapen PSC (the "Yapen property”).

The Company accounted for the acquisition of CGB2 and CGYP using the purchase method of accounting for business combinations. On 1 January 2000 the Company farmed out 40% of its 100% interest in each of CGB2 and CGYP and their respective underlying properties to GeoPetro.

i)

CGB2

On 29 September 2006, the Company sold 70% of its 60% interest in CGB2 to CNPC (Hong Kong) Limited (“CNPC-HK”) for $21,000 cash and an obligation by CNPC-HK to carry the Company's share of the costs of drilling 4 exploration wells. The Company retained an 18% shareholding of CGB2.  Included in the Company’s statement of operations are the results of operations of CGB2 from the date of acquisition to 29 September 2006.

The Company recognized its portion of the proceeds on the sale of 70% of its 60% interest, being $21,000, as income.  The net effect of this transaction was a gain of $23,906, net of taxes, based on the net book values recorded in CGB2 as at 29 September 2006.

Assets	$9,522
Liabilities	(12,428)
Negative net book value of CGB2	(2,906)
Proceeds on disposition	21,000
Gain on disposition of CGB2	$23,906

ii)

CGYP

CGYP was incorporated in the British Virgin Islands and was 60% owned by the Company. Pursuant to a share sale and purchase agreement dated 26 October 2005, the Company sold its 60% share of CGYP to Nations Energy Company Ltd., an unrelated buyer, for sale proceeds of $3,600,000 at closing.

This transaction resulted in a gain of $3,506,833 net of associated costs and taxes, calculated as follows based on the net book values recorded in CGYP as at 26 October 2005:

Assets	$9,522
Liabilities	(12,428)
Negative net book value of CGB2	(2,906)
Proceeds on disposition	21,000
Gain on disposition of CGB2	$23,906

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2008 and 2007

5.

Equipment

Details are as follows:
			30 June
			2008
		Accumulated	Net Book
	Costs	Amortization	Value
Automobiles	$35,040	$17,947	$17,093
Computer equipment and software	163,678	106,912	56,766
Field survey equipment	27,167	14,563	12,604
	$225,885	$139,422	$86,463

			30 June
			2007
		Accumulated	Net Book
	Costs	Amortization	Value
Automobiles	$17,561	$1,427	$16,134
Computer equipment and software	123,293	70,240	53,053
Field survey equipment	23,270	3,772	19,498
	$164,124	$75,439	$88,685

6.   Share Capital

a)

Authorized Share Capital

The Company’s authorized share capital consists of 600,000,000 shares divided into 500,000,000 common shares without par value and 100,000,000 preferred shares without par value.  As at 30 June 2008, there are no preferred shares issued or outstanding.

b)

Share Capital

2008

On 30 May 2008, a share repurchase was completed for 200,000 common shares for a total cost of $48,000.  These shares will be held in treasury until resold.

On 15 May 2008, a private placement was completed for 250,000 units for total proceeds of $50,000. Each unit consists of one common share and one share purchase warrant with each warrant having an exercise price of $0.20 per common share for a two year term expiring on 15 May 2010. The Company allocated $31,358 to the common shares and $18,642 to the share purchase warrants based on the relative fair values.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2008 and 2007

6.

Share Capital – Continued

b)

Share Capital – Continued

2008 – Continued

On 23 August 2007, the Company closed an institutional private placement through the issuance of 5,000,000 units at $0.65 per share for net cash proceeds of $3,250,000.  Each unit consists of one common share and two share purchase warrants with each warrant having an exercise price of $0.90 per common share for a three year term expiring on 29 August 2010. The Company allocated $1,589,978 to the common shares and $1,660,022 to the share purchase warrants based on the relative fair values. The Company paid a one-time 5% arrangement fee to the institution in the form of 250,000 common shares in lieu of cash. The 250,000 common shares have been recorded as share issuance costs at a fair value of $162,500. The Company entered into an agreement granting the institution piggyback registration rights in the event of the Company initiated registration of any restricted securities on demand registration rights at any time after the second anniversary of the placement.

On 23 July 2007, a private placement was completed for 15,000 units for total proceeds of $9,750. Each unit consists of one common share and one share purchase warrants with each warrant having an exercise price of $1.00 per common share for a two year term expiring on 23 July 2009. The Company allocated $7,021 to the common shares and $2,729 to the share purchase warrants based on the relative fair values.

2007

On 1 May 2007, the Company executed an investor relations agreement and issued 111,111 common shares valued at $80,000 and additional cash payment of $20,000.

c)

Stock Options

The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants.  Options granted must be exercised within a period as determined by the Company's board of directors.  Options vest on the grant date unless otherwise determined by the Company's board of directors.  The aggregate number of common shares which may be reserved as outstanding Stock Options shall not exceed 20% of the total number of the Company's issued and outstanding common shares at any time, and the maximum number of options held by any one individual at any one time shall not exceed 5% of the total number of the Company's issued and outstanding common shares.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the assumptions disclosed in Note 6(e).

2008

On 25 May 2008, the Company issued 1,750,000 stock options to directors, an employee and consultants of the Company exercisable at $0.21 per share on or before 25 May 2011. The Company calculated the fair value of these options to be $227,479 on the grant date which was charged to operations. The average grant date fair value of these stock options was $0.13.

On 17 March 2008, a total of 400,000 stock options were granted to two consultants having an exercise price of $0.20 per share and expiring on 17 March 2011.  The Company calculated the fair value of these options to be $48,763 on the grant date which was charged to operations. The average grant date fair value of these stock options was $0.12.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2008 and 2007

6.

Share Capital – Continued

c)

Stock Options – Continued

2008 – Continued

On 22 December 2007, the Company issued 4,000,000 stock options to directors, an employee and consultants of the Company exercisable at $0.24 per share on or before 31 December 2010 and 700,000 stock options to employees and consultants of the Company exercisable at $0.24 per share on or before 30 June 2009. The Company calculated the fair value of these options to be $691,318 on the grant date which was charged to operations. The average grant date fair value of these stock options was $0.15.

On 17 September 2007, the Company issued 500,000 stock options to a director exercisable at $0.65 per share on or before 30 June 2010. The Company calculated the fair value of these options to be $200,128 on the grant date which was charged to operations. The average grant date fair value of these stock options was $0.40.

2007

On 14 June 2007, a total of 1,400,000 stock options were granted to a director, an employee, and four consultants having an exercise price of $0.65 per share and expiring on 30 June 2009.  The Company calculated the fair value of these options to be $554,284 on the grant date which was charged to operations. The average grant date fair value of these stock options was $0.40.

On 14 September 2006, a total of 800,000 stock options were granted, of which 500,000 were granted to a consultant having an exercise price of $0.40 per share and expiring on 30 September 2009 and 300,000 were granted to a consultant having an exercise price of $0.40 per share and expiring on 30 September 2007.  The Company calculated the fair value of these options to be $100,321 on the grant date which was charged to operations. The average grant date fair value of these stock options was $0.13.

2007 Stock Option Amendments

During the 2007 fiscal year, a total of 600,000 stock options were amended, whereby the term was extended from 30 July 2006 until 30 June 2007.  The Company calculated the incremental increase in the fair value of these amended options to be $18,637, which was charged to operations.

2006

On 23 June 2006 a total of 200,000 stock options having an exercise price of $0.15 per share and expiring 29 June 2007 were granted to consultants. The Company calculated the fair value of these options to be $12,843 on the grant date which was charged to operations. The average grant date fair value of these stock options was $0.06.

On 18 November 2005 a total of 50,000 stock options having an exercise price of $0.15 per share and expiring 21 November 2007 were granted to a consultant. The Company calculated the fair value of these options to be $4,854 on the grant date which was charged to operations. The average grant date fair value of these stock options was $0.10.

2006 Stock Option Amendments

During the 2006 fiscal year, the Company amended the terms of certain outstanding stock options. The Company estimated the incremental increase in the combined fair value of these amended options to be $160,867, which was charged to operations.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2008 and 2007

6.

Share Capital – Continued

c)

Stock Options – Continued

Total outstanding and exercisable

Details of outstanding share purchase options are as follows:

		Weighted
		Average
	Number of	Exercise Price
	Options	per Share

Options outstanding, 30 June 2006	8,302,426	$0.15
Options granted	2,200,000	0.56
Options exercised	(3,330,000)	0.17
Options cancelled	(2,522,426)	0.17

Options outstanding, 30 June 2007	4,650,000	0.33
Options granted	7,350,000	0.26
Options expired	(750,000)	0.15

Options outstanding, 30 June 2008	11,250,000	$0.29

As at 30 June 2008, the following share purchase options were outstanding:

	Number of	Price per
Options	shares	Share	Expiry date
	2,000,000	$0.15	30 April 2009
	700,000	$0.24	30 June 2009
	500,000	$0.40	30 June 2009
	1,400,000	$0.65	30 June 2009
	500,000	$0.65	30 June 2010
	4,000,000	$0.24	31 December 2010
	400,000	$0.20	17 March 2011
	1,750,000	$0.21	25 May 2011
Total outstanding and exercisable	11,250,000

d)

Warrants

2008 Warrant Amendments

During the current year, a total of 3,725,000 share purchase warrants’ expiry dates were amended from 30 June 2008 to 30 June 2010.  No change was made to the exercise prices.  The Company estimated the incremental increase in the fair value of these amended warrants to be $279,256 which was charged to operations.

2007 Warrant Amendments

During the 2007 fiscal year, a total of 2,000,000 share purchase warrants were amended from the original exercise price of $0.50 per share to a new price of $0.40 per share and the expiry date amended from 29 April 2007 to 30 June 2008.  The Company estimated the incremental increase in the fair value of these amended warrants to be $112,723 which was charged to operations.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2008 and 2007

6.

Share Capital – Continued

d)

Warrants – Continued

2006 Warrant Amendments

During the 2006 fiscal year, the expiration dates of 1,825,000 warrants were extended from 19 July 2006 until 30 June 2008. A total of 1,566,667 warrants of exercise price $0.50 were amended to an exercise price of $0.15 and their term extended until 29 June 2007. The Company estimated the fair value of these amended warrants to be $155,419 which was charged to operations.

Total outstanding and exercisable

Details of outstanding share purchase warrants are as follows:

		Weighted
		Average
	Number of	Exercise Price
	Warrants	per Share
Warrants outstanding, 30 June 2006	7,368,334	$0.28
Warrants exercised	2,823,334	0.17
Warrants cancelled	820,000	0.40
Warrants outstanding, 30 June 2007	3,725,000	0.28
Warrants issued	10,265,000	0.88

Warrants outstanding, 30 June 2008	13,990,000	$0.72

Details of outstanding share purchase warrants as at 30 June 2008 are as follows:

	Number of	Price per
Warrants	Shares	Share	Expiry Date
	15,000	$1.00	23 July 2009
	250,000	$0.20	15 May 2010
	2,000,000	$0.40	30 June 2010
	1,725,000	$0.15	30 June 2010
	10,000,000	$0.90	29 August 2010

	13,990,000

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2008 and 2007

6.

Share Capital – Continued

e)

Black-Scholes Option-Pricing Model Assumptions

The fair value of each option grant (Note 6c) is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	30 June	30 June	30 June
	2008	2007	2006
Expected dividend yield	0.00%	0.00%	0.00%
Expected stock price volatility	91% - 107%	91% - 99%	95% - 140%
Risk-free interest rate	2.68% - 4.28%	4.02% - 4.73%	2.90% - 4.44%
Expected life of options (years)	1.52 – 3.00	0.79 - 2.79	1.02 – 3.42

The fair value of each warrant issued and amended (Note 6d) is estimated on the grant date and date of amendment using the Black-Scholes option-pricing model with the following assumptions:

	30 June	30 June	30 June
	2008	2007	2006
Expected dividend yield	0.00%	0.00%	0.00%
Expected stock price volatility	85% - 103%	96%	95%
Risk-free interest rate	2.76% - 4.66%	4.02%	4.41%
Expected life of warrants (years)	2.00 - 3.00	1.79	1.00 – 2.00

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options and warrants.

7.

Related Party Transactions

All related party transactions have been disclosed elsewhere in these consolidated financial statements, except as follows:

a)

During the year, management, director and officer fees in the amount of $422,500 (2007 - $425,625; 2006 - $247,500) were paid or accrued to directors of the Company.  Of that amount, $Nil (2007 - $28,125; 2006 - $103,125) has been recorded in resource property costs.  In addition, the Company paid bonuses totaling $60,000 (2007 - $200,000; 2006 - $120,000) to two directors during the year.

b)

As at 30 June 2008, $71,275 (30 June 2007 - $Nil) is prepaid to a director of the Company, $Nil (30 June 2007 - $9,583) is receivable from a director of the Company and netted against accounts payable and $Nil (30 June 2007 - $7,864) is payable to a director of the Company.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2008 and 2007

8.

Income Taxes

a)

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2008	2007	2006

Income (loss) before income taxes	$(3,116,762)	$(2,603,000)	$1,923,117
Tax rate	32.82%	34.12%	34.12%

Expected income tax (recovery)	(1,022,921)	(888,144)	656,168
Items not deductible for income tax
purposes	494,886	1,502,851	(503,377)
Temporary differences for which not tax
benefit has been recorded	528,037	-	-
(Unrecognized) recognized benefit of
non-capital losses	-	(614,707)	(152,791)

Total income taxes (recovery)	$-	$-	$-

Represented by:
Current income tax	$-	$-	$-
Future income tax recovery	$-	$-	$-

b)

The significant components of the Company's future income tax assets and liabilities are as follows:

	2008	2007	2006

Future income tax assets (liabilities)
Non-capital loss carry forwards	$1,218,948	$1,128,909	$855,898
Capital loss carry forwards	219,375	272,971	53,176
Share issue costs	105,426	14,126	19,619
Undepreciated capital cost in excess of
accounting net book value	220,694	240,711	216,950
Resource properties	594,406	624,070	590,195
	2,358,849	2,280,787	1,735,838

Valuation allowance	(2,358,849)	(2,280,787)	(1,735,838)

Net future income tax assets	$-	$-	$-

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2008 and 2007

8.

Income Taxes – Continued

The Company has non-capital loss carry-forwards of approximately $4,592,000 that may be available for tax purposes.  The loss carry-forwards are principally in respect of Canadian and US operations and expire as follows:

	Canada	US

2009	$396,000	$-
2010	344,000	-
2014	435,000	-
2015	346,000	-
2026	-	43,000
2027	1,439,000	147,000
2028	1,317,000	125,000

	$4,277,000	$315,000

A full valuation allowance has been recorded against the net potential future income tax assets associated with all the loss carry-forwards and certain other deductible temporary differences as their realization is not considered more likely than not at this time.

9.

Segmented Information

	North America	Indonesia	Consolidated
30 June 2008
Segmented revenue	$-	$-	$-
Segmented income (loss)	$(2,835,673)	$(281,089)	$(3,116,762)
Identifiable assets	$3,154,615	$143,191	$3,297,806
30 June 2007
Segmented revenue	$-	$-	$-
Segmented income (loss)	$(2,175,576)	$(427,424)	$(2,603,000)
Identifiable assets	$1,613,914	$150,034	$1,763,948
30 June 2006
Segmented revenue	$-	$-	$-
Segmented income (loss) (i)	$2,426,457	$(503,340)	$1,923,117
Identifiable assets	$2,387,240	$129,775	$2,517,015

i)

The North America income for the eleven months ended 30 June 2006 includes a gain of $3,506,833 from the disposition of the Company’s CGYP subsidiary during the 2006 fiscal year as well as terminated farm-out proceeds of $100,000.

10.

Contingency

During the year ended 30 June 2006, the Company wrote down a receivable of $138,178 determined to be uncollectible which was owing from a company controlled by the estate for a deceased director.  Management intends to pursue full collection of the receivable until payment or settlement is reached.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2008 and 2007

11.

Subsequent Events

a)

On 14 July 2008, the Company entered into a Joint Bid Agreement on a resource property in Indonesia. In consideration, the Company made a payment US$100,000 as an interest free loan which will be reimbursed under certain conditions if the bid is accepted.

b)

On 17 July 2008, a total of 750,000 stock options were granted to two advisors having an exercise price of $0.21 per share and expiring on 30 June 2011.

c)

On 1 August 2008, the Company registered a Singapore based subsidiary to further pursue energy exploration projects in Indonesia, Continental Energy (Tungkal) Pte. Ltd. (“CETPL”).  This company is 100% owned by CEPL.

d)

On 1 August 2008, the Company entered into an agreement to purchase a 30% working interest in the Tungkal PSC, located onshore in Sumatra, Indonesia.  The Company will pay total consideration of US$27,320,000. The effective date of the agreement is 1 June 2008 and will close subject to and after receipt of a waiver or expiry of a right of first offer, an Alberta court order approving the disposition by Ernst & Young as Receiver of Fuel-X International Ltd., and approval of the assignment of PSC interest by Indonesian authorities.  The Company paid a cash deposit of $1,500,000 on signature of the definitive sales and purchase agreement. At closing Continental shall pay an additional $13,500,000 cash, adjusted for production income since June 1, 2008, plus issue 12,320,000 newly created Series-A preferred shares each having face value and conversion value of $1.00. The Series-A preferred shares shall be created conditional upon and only at the time of closing and shall be non-interest bearing and shall not be entitled to any dividends.

The Company is negotiating a Senior Credit Facility with an institution to provide funds for the acquisition of the Tungkal PSC. In consideration, the Company made a payment of US$100,000 as an Expense Deposit.

12.

Differences between Canadian and US GAAP

Canadian GAAP varies in certain respects from US GAAP. The effect of the principal measurement differences on the Company’s consolidated financial statements is quantified below and described in the accompanying notes:

a)

Under US GAAP, stock-based compensation expense for fiscal years up to 31 July 2003 was recorded for non-employees using a fair-value based method of accounting and the Company elected under the Financial Accounting Standards Board’s (“FASB”) APB Opinion 25, “Accounting for Stock Issued to Employees” to adopt only the disclosure provisions of Statements of Financial Accounting Standards (“SFAS”) 123 “Accounting for Stock-Based Compensation” prior to 31 July 2003 for employee stock-based compensation.  Until 1 August 2002, the Company was not required, under Canadian GAAP, to record the effect of employee or non-employee stock-based compensation expense.  Commencing on 1 August 2002, Canadian GAAP treatment requires the recording of the fair value of all stock-based awards at fair value. As the Company elected to adopt the fair value provisions of SFAS 123 effective August 1, 2003 as described in Note 12(k), commencing August 1, 2003 US GAAP is consistent with Canadian GAAP.  The effect of the differences prior to 1 August 2003 is noted below.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2008 and 2007

12.

Differences between Canadian and US GAAP – Continued

b)

Under US GAAP, stock-based compensation expense is recorded when shares held in escrow become eligible for release and is based upon the number of shares released and the fair value of the shares at that time.  Under Canadian GAAP, no value is attributed to such shares released and no compensation expense is recorded.  The effect of this difference is noted below.

c)

Under US GAAP, full cost accounting, an impairment test is applied to ensure the unamortized capitalized  costs  in each  cost  center  do not  exceed  the sum of the present  value,  discounted  at 10%, of the estimated  constant  dollar, future  net  operating  revenue  from  proved reserves plus unimpaired unproved property costs less applicable taxes.  Under Canadian GAAP, this ceiling test is calculated where cash flows from proved reserves are undiscounted but interest and general and administrative expenses are deducted.  If impairment exists, then the amount of the write down is determined using the fair value of reserves.  There is no difference between Canadian and US GAAP with respect to the application of the ceiling test as the properties were determined to be impaired as at 30 June 2008, and therefore were written down to a nominal value.

d)

Earnings per share:

With respect to contingently issuable shares held in escrow, US GAAP requires that contingently issuable shares only be included in the calculation of earnings per share when eligible for release from escrow.  Consequently, contingently issuable escrow shares would not have been included in weighted average common shares outstanding and therefore would not have been included in the calculation of loss per share for the periods ended 30 June 2008, 2007 and 2006.

e)

Income taxes:

Under US GAAP, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Under Canadian GAAP, the effect of a change in tax rates is recognized in the period of substantive enactment. The application of this difference under US GAAP does not result in a material difference between future income taxes as recorded under Canadian GAAP.

f)

Reporting comprehensive income:

Statement of Financial Accounting Standards No. 130 (“SFAS 130”) “Reporting Comprehensive Income”, establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income equals net income (loss) for the year as adjusted for all other non-owner changes in shareholders’ equity. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement. For the periods ended 30 June 2008, 2007 and 2006, comprehensive loss equals the income (loss) for the year.

g)

Exploration stage company:

Pursuant to US GAAP, the Company would be considered an exploration stage company as the Company is devoting its efforts to establishing commercially viable resource properties. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied to these financial statements.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2008 and 2007

12.

Differences between Canadian and US GAAP – Continued

h)

Under Canadian GAAP, investments in joint ventures are accounted for using the proportionate consolidation method.  Under US GAAP, investments in joint ventures are accounted for using the equity method. The different accounting treatment affects only the display and classification of financial statement items and not net earnings or shareholders' equity.  As allowed under the US Securities and Exchange Commission (“SEC”) rules applicable to Form 20-F, no adjustment has been made for this difference.

The following is a summary of the Company’s proportionate share of the financial position, operating results and cash flows of CGX under Canadian GAAP:

		30 June 2008	30 June 2007
Current assets		$49,962	$110,422
Non-current assets		61,626	66,061
Total assets		$111,591	$176,483

Current liabilities		2,655	1,755
Long-term liabilities		-	-
Total liabilities		$2,655	$1,755

			Eleven Months
	Year Ended 30	Year Ended 30	Ended 30 June
	June 2008	June 2007	2006
Operating Expenses	$253,329	$107,497	$4,890
Write-down of resource property costs	27,760	92,678	42,230
Net loss for the period	$281,089	$200,175	$47,120

Net cash used in:
Operating activities	$(203,588)	$(184,332)	$(46,775)
Investing activities	$(45,371)	$(61,148)	$(19,710)
Financing activities	$-	$-	$-

i)

The impact of the above differences between Canadian and US GAAP on the deficit, as reported, is as follows:

			Eleven
	Year Ended 30	Year Ended 30	Months Ended
	June 2008	June 2007	30 June 2006

Deficit - As reported	$(16,424,260)	$(13,307,498)	$(10,704,498)
Stock compensation expense on option granted to non-employees (Note 12a)	(164,573)	(164,573)	(164,573)
Stock compensation expense on escrow shares (Note 12 b)	(139,485)	(139,485)	(139,485)
Deficit in accordance with US GAAP	$(16,728,318)	$(13,611,556)	$(11,008,556)

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2008 and 2007

12.

Differences between Canadian and US GAAP – Continued

j)

The impact of the above differences between Canadian and US GAAP on the statement of changes in shareholders’ equity, as reported, is as follows:

	Common Shares		Accumulated	Contributed
	Number	Amount	Deficit	Surplus	Total

Shareholders’ equity in accordance with
US GAAP at 30 June 2006	57,107,936	$10,063,516	$3,302,241	$(11,008,556)	$2,357,201

Shareholders’ equity balance as reported
at 30 June 2007	63,372,381	$11,739,066	$3,221,931	$(13,307,498)	$1,653,499
Stock compensation expense on option
granted to non-employees (Note 12a)	-	-	164,573	(164,573)	-
Stock compensation expense on escrow
shares (Note 12b)	-	-	139,485	(139,485)	-

Shareholders’ equity in accordance with
US GAAP at 30 June 2007	63,372,381	$11,739,066	$3,525,989	$(13,611,556)	$1,653,499

Shareholders’ equity balance as reported
at 30 June 2008	68,887,381	$11,624,436	$8,045,255	$(16,424,260)	$3,245,431
Stock compensation expense on option
granted to non-employees (Note 12a)	-	-	164,573	(164,573)	-
Stock compensation expense on escrow
shares (Note 12b)	-	-	139,485	(139,485)	-

Shareholders’ equity in accordance with
US GAAP at 30 June 2008	68,887,381	$11,624,436	$8,349,313	$(16,728,318)	$1,653,499

k)

Disclosure Reconciliation

A reconciliation of certain of the disclosure items from Canadian presentation to United States presentation is as follows:

Prior to the year ended 31 July 2003, under Canadian GAAP, the Company was not required to disclose the pro forma effect of employee stock option-based compensation in the notes to the financial statements.  Under US GAAP, SFAS 123, “Accounting for Stock-Based Compensation”, establishes financial accounting and reporting standards for stock-based employee compensation plans.  The statement encourages all entities to adopt a fair value based method of accounting, but allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB Opinion 25, “Accounting for Stock Issued to Employees”.  The Company adopted only the disclosure provisions of SFAS 123 prior to 31 July 2003.  Commencing on 1 August 2003, the Company elected to expense share-based payments to employees, including grants of employee stock options, based on their fair values at the date of grant.

Commencing on 1 August 2003, the Company also adopted the new recommendations of CICA Handbook Section 3870, which mirrors, in all material respects, SFAS 123, therefore the Canadian GAAP treatment is now consistent with US GAAP.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2008 and 2007

12.

Differences between Canadian and US GAAP – Continued

k)

Disclosure Reconciliation – Continued

On 16 December 2004, the FASB issued SFAS 123(R), “Share-Based Payment”, which is a revision of SFAS 123.  SFAS 123(R) supersedes APB Opinion 25, and amends SFAS 95, “Statement of Cash Flows”.  SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values at the date of grant. Pro forma disclosure in the footnotes to financial statements is no longer an alternative. SFAS 123(R) permits public companies to adopt its requirements using one of two methods. The “modified prospective” method recognizes compensation expense based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date, and based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date. The “modified retrospective” method includes the requirements of the modified prospective method described above, but also permits entities to restate their historical financial statements based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either for all prior periods presented, or for prior interim periods of the year of adoption.  As of 1 January 2006, the Company adopted the “modified prospective” method under SFAS 123(R).  As a result of adopting SFAS 123(R) there are no differences between Canadian and US GAAP relating to stock-based compensation.

l)

New Accounting Pronouncements

In May 2008, the FASB issued SFAS 163, “Accounting for Financial Guarantee Insurance Contracts – an interpretation of SFAS 60”.  SFAS 163 provides enhanced guidance on the recognition and measurement to be used to account for premium revenue and claim liabilities and related disclosures and is limited to financial guarantee insurance (and reinsurance) contracts, issued by enterprises included within the scope of SFAS 60, “Accounting and Reporting by Insurance Enterprises”.  SFAS 163 also requires that an insurance enterprise recognize a claim liability prior to an event of default when there is evidence that credit deterioration has occurred in an insured financial obligation.  SFAS 163 is effective for financial statements issued for fiscal years and interim periods beginning after 15 December 2008, with early application not permitted.  The Company does not expect SFAS 163 to have an impact on its consolidated financial statements.

In May 2008, the FASB issued SFAS 162, “The Hierarchy of Generally Accepted Accounting Principles”.  SFAS 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP for nongovernmental entities.  Prior to the issuance of SFAS 162, GAAP hierarchy was defined in the American Institute of Certified Public Accountants (“AICPA”) Statement on Auditing Standards No. 69, “The Meaning of Present Fairly in Conformity with GAAP” (“SAS 69”).  SAS 69 has been criticized because it is directed to the auditor rather than the entity.  SFAS 162 addresses these issues by establishing that the GAAP hierarchy should be directed to entities because it is the entity, not its auditor, that is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP.  SFAS 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”.  The Company does not expect SFAS 162 to have a material effect on its consolidated financial statements.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2008 and 2007

12.

Differences between Canadian and US GAAP – Continued

l)

New Accounting Pronouncements – Continued

In March 2008, the FASB issued SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment of SFAS 133”.  SFAS 161 is intended to improve transparency in financial reporting by requiring enhanced disclosures of an entity’s derivative instruments and hedging activities and their effects on the entity’s financial position, financial performance, and cash flows.  SFAS 161 applies to all derivate instruments within the scope of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”.  It also applies to non-derivative hedging instruments and all hedged items designated and qualifying as hedges under SFAS 133.  SFAS 161 is effective prospectively for financial statements issued for fiscal years beginning after 15 November 2008, with early application encouraged.  The Company is currently evaluating the new disclosure requirements of SFAS 161 and the potential impact on the Company’s consolidated financial statements.

In December 2007, the FASB issued SFAS 141 (revised 2007), “Business Combinations” (“SFAS 141(R)”). SFAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years beginning after 15 December 2008.  The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 141(R) on its consolidated financial statements.

In December 2007, the FASB issued SFAS 160, “Non-controlling Interests in Consolidated Financial Statements – an amendment of Accounting Research Bulletin No. 51”.  SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable and to the non-controlling interest, changes in a parent’s ownership interest, and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated.  SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners.  SFAS 160 is effective for fiscal years beginning after 15 December 2008.  The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 160 on its consolidated financial statements.

On December 21, 2007, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 110, (“SAB 110”). SAB 110 provides guidance to issuers on the method allowed in developing estimates of expected term of “plain vanilla” share options in accordance with SFAS No. 123R, “Share-Based Payments”. The staff will continue to accept, under certain circumstances, the use of a simplified method beyond December 31, 2007 which amends question 6 of Section D.2 as included in SAB 107, “Valuation of Share- Based Payment Arrangements for Public Companies”, which stated that the simplified method could not be used beyond December 31, 2007. SAB 110 is effective April 1, 2008. The Company is currently evaluating the potential impact, if any, that the adoption of SAB 110 will have on its financial statements.

MANAGEMENT’S DISCUSSION & ANALYSIS

FORM 51-102F1

CONTINENTAL ENERGY CORPORATION

For the Fourth Quarter and Fiscal Year Ended June 30, 2008

NATURE OF BUSINESS

Continental Energy Corporation (“Continental” or the “Company”) is an oil and gas exploration company engaged in the assembly of a portfolio of oil and gas exploration properties with high potential resource prospects.  Continental is focusing its efforts in Indonesia where large tracts of acreage can be accumulated, there is a long and positive history of oil exploration success, and geological conditions are favorable for hydrocarbon accumulation. Continental has acquired rights to an Indonesian production sharing contract area covering 2,427 square kilometers (600,000 acres), the Bengara-II Block. Continental is an exploration stage company and none of its oil and gas properties currently generate revenue.

Our accompanying consolidated financial statements have been prepared using accounting principles generally accepted in Canada.  Our fiscal year end is June 30th.  All reported amounts are in United States dollars unless otherwise noted.

The date of this report is as of 24 October 2008.

FORWARD-LOOKING INFORMATION

This management discussion and analysis (“MD&A”) contains certain forward-looking statements and information relating to Continental that are based on the beliefs of its management as well as assumptions made by and information currently available to Continental.  When used in this document, the words “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to Continental or its management, are intended to identify forward-looking statements.  This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, and the estimated cost and availability of funding for the continued exploration and development of the Company’s oil and gas properties.  Such statements reflect the current views of Continental with respect to future events and are subject to certain risks, uncertainties and assumptions.  Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements.  Aside from factors identified in the annual MD&A, additional important factors, if any, are identified here.

THE  PAST  QUARTER

The “Past Quarter” ended June 30, 2008 marks the end of the Fourth Quarter and the 12 months of the Company’s annual fiscal year.

HIGHLIGHTS  OF  THE  PAST  QUARTER

Significant events having material effect on the business affairs of the Company which have occurred during the Past Quarter are summarized below:

Share Purchase Warrants Activity

During the Past Quarter the following activity involving the Company’s share purchase warrants occurred:

Exercises - No outstanding share purchase warrants were exercised.

New Issues - In conjunction with a private placement to an employee the Company issue on May 15, 2008 a total of 250,000 share purchase warrants having an exercise price of $0.20 each for a term of two years.

Expiry - No share purchase warrants expired.

Amendments - On April 28, 2008 the Company extended the term of 2,000,000 share purchase warrants originally purchased as part of private placements from June 30, 2008 until June 30, 2010. No change to the exercise price of $0.40 was made. On April 28, 2008 the Company extended the term of 2,750,000 share purchase warrants originally purchased as part of private placements from June 30, 2008 until June 30, 2010. No change to the exercise price of $0.15 was made.

Incentive Stock Options Activity

During the Past Quarter the following activity involving the Company’s incentive stock options occurred:

Exercises - No outstanding incentive stock options were exercised.

New Grants - A total of 1,750,000 new incentive stock options were granted to consultants and advisors at an exercise price of $0.21 per share and having a term expiring on May 25, 2011.

Expiry – A total of 750,000 incentive stock options having an exercise price of $0.15 expired in accordance with their term.

Amendments - No amendments were made to the terms of any outstanding incentive stock options.

Shares Issues

In conjunction with a private placement to an employee the Company issued 250,000 shares at a price of $0.20 on May 15, 2008 resulting in net proceeds to the Company of $50,000.

SUBSEQUENT EVENTS

Significant events possibly having material effect on the business affairs of the Company which have occurred since the end of the Past Quarter but prior to publication of this report are summarized below:

Agreement to Acquire Indonesian Oil & Gas Production Property

Pursuant to a press release dated August 5, 2008 the Company disclosed that it had entered into an agreement to purchase a 30% working interest in the Tungkal Production Sharing Contract, located onshore in Sumatra, Indonesia.

Continental will pay total consideration of $27,320,000. The deal is effective as of June 1, 2008 and will close subject to and after receipt of a waiver or expiry of a right of first offer, an Alberta court order approving the disposition by Ernst & Young as Receiver of Fuel-X International Ltd., and approval of the assignment of PSC interest by Indonesian authorities.

Continental paid a cash deposit of $1,500,000 on signature of the definitive sales and purchase agreement. At closing Continental shall pay an additional $13,500,000 cash, adjusted for production income since June 1, 2008, plus issue 12,320,000 newly created Series-A preferred shares each having face value $1.00.

The Series-A preferred shares are unlisted, restricted, non-voting, and do not bear interest. On the first trading day after the first anniversary of issue, the Series-A preferred shares will automatically be converted into Continental common shares at a conversion rate of the lesser of $1.00 or the weighted average trading price of Continental's common shares for the 30 calendar days prior to conversion.

Funding of the cash due at closing shall be led by Macquarie Bank Energy Capital Group (“Macquarie”) of London under its August 2007 financing mandate with Continental.

The Tungkal PSC encompasses an area of 2,285 square kilometers (approximately 565,500 acres) held by production until August 25, 2022. It is operated by Pearl Oil (Tungkal) Ltd., a subsidiary of Pearl Energy Ltd., an Abu Dhabi owned company, who holds the remaining 70% working interest.

The Tungkal PSC currently produces on average at a rate of about 1,000 BOPD from the Mengoepeh Field. The field was placed on production in December 2004 and a southern extension of the field was discovered in 2007. Pursuant to a plan of development filed with Indonesian authorities in early 2008, the operator plans to drill 16 new development wells on the southern extension, starting in last quarter 2008, with the objective of completing it by early 2010 and increasing production to 4,500 BOPD.

On October 22, 2008, an Order was granted by the Alberta Court of Queen's Bench, the superior court in the province of Alberta, Canada, authorizing and directing Ernst & Young Inc., the court-appointed receiver-manager (the "Receiver") over all of the property of Fuel-X International Inc. to conclude the sale from Fuel-X (Tungkal) Ltd. of a 30% interest in the Tungkal PSC, onshore Sumatra, Indonesia, to the Company as contemplated by the executed purchase and sale agreement between the Receiver and the Company dated August 1, 2008.

Special General Meeting of Shareholders Held

The Company held a special general meeting of shareholders on September 10, 2008 in Vancouver to consider and act on an amendment of the Company's articles of association to attach special rights and conditions to an existing and authorized but unissued class of 100,000,000 preferred shares.

Articles of Association Amended

At a special general meeting of shareholders held on September 10, 2008 in Vancouver the shareholders voted by a special majority action to amend the Company's articles of association and attach special rights and conditions to an existing and authorized but unissued class of 100,000,000 preferred shares. The duly amended articles of the Company were filed with the BC companies registrar and on SEDAR.

New Corporate Legal Counsel Engaged

Pursuant to a press release dated September 24, 2008 the Company disclosed that it had engaged Blake, Cassels, & Graydon LLP of Suite 2600, 595 Burrard Street, Vancouver, BC, V7X-1L3, Canada as its general corporate legal counsel.

Change of Address of Registered Office and Records Office

Pursuant to a press release dated September 24, 2008 the Company disclosed that it has changed addresses for its registered office and records office in Canada to:

Continental Energy Corporation

Blake, Cassels, & Graydon LLP

Suite 2600, 595 Burrard Street

Vancouver, BC, V7X-1L3, Canada

Change of Address of Indonesian Representative Office

Pursuant to a press release dated September 24, 2008 the Company disclosed that it has changed addresses for its registered Indonesian representative office where its principal management and operations activities are located, to:

Continental Energy Corporation

Mayapada Tower 11th Floor

Jl.  J. Sudirman Kav28

Jakarta, 12920, Indonesia

Hire of Investor Relations Contact

The Company disclosed that it has engaged the non-exclusive and part time services of an arms length consultant, Mr. Chip Langston, as its investor relations contact in its Dallas, Texas office. With effect from October 1, 2008 Mr. Langston will assume duties as the principal contact person for investors and others seeking information about the Company, replacing in that capacity the Company's CFO, Mr. James D. Eger. Mr. Langston can be reached at the Company's Dallas office.

Joint Bid for New Resource Property

On 14 July 2008, the Company entered into a Joint Bid Agreement on a resource propertyin Indonesia. In consideration, the Company made a payment $100,000 as an interest free loan which will be reimbursed under certain conditions if the bid is accepted.

Senior Credit Facility Under Negotiation

At this report date the Company is negotiating a Senior Credit Facility with an institution to provide funds for the acquisition of the Tungkal PSC. In consideration, the Company made a payment of $100,000 as an Expense Deposit.

Share Purchase Warrants Activity

Subsequent to the end of the Past Quarter and up to the date of this report, the following activity involving the Company’s share purchase warrants occurred:

Exercises - No outstanding share purchase warrants were exercised.

New Issues – No new share purchase warrants were issued.

Expiry - No share purchase warrants expired.

Amendments – No amendments were made to to the term of any outstanding share purchase warrants

Incentive Stock Options Activity

Subsequent to the end of the Past Quarter and up to the date of this report, the following activity involving the Company’s incentive stock options occurred:

Exercises - No outstanding incentive stock options were exercised.

New Grants – A total of 750,000 new incentive stock options were granted to consultants and advisors at an exercise price of $0.21 per share with a term expiring on June 30, 2011.

Expiry - No outstanding incentive stock options expired.

Amendments - No amendments were made to the terms of any outstanding incentive stock options.

Shares Issues

No new shares were issued.

SHAREHOLDING

As of the date of this report the Company had 68,887,381 common shares issued and outstanding.

As of the date of this report the Company had 11,850,000 unexercised stock options issued and outstanding.

As of the date of this report the Company had 13,990,000 unexercised warrants issued and outstanding.

As of the date of this report the Company had Nil preferred shares issued and outstanding.

RESULTS OF OPERATIONS

Financial Results for the Fourth Quarter Ended June 30, 2008

The Past Quarter ended June 30, 2008 marks the end of the Fourth Quarter and the twelve months of the Company’s annual fiscal year ending June 30, 2008.

Selected Annual Information

The following table sets out selected annual financial information of Continental and is derived from the Company’s audited consolidated financial statements for the twelve months and fiscal years ended June 30, 2008 and 2007 and the eleven months ended June 30, 2006.

		2008		2007		2006*
Sales		$-		$-		$-
Income (Loss) for the Year		$(3,116,762)		$(2,603,000)		$1,923,117
Income (Loss) per Share – Basic		$(0.05)		$(0.04)		$0.03
Income per Share – Diluted		$(0.05)		$(0.04)		$0.03
Total Assets		$3,297,806		$1,763,948		$2,517,015
Total Long-term Liabilities		$-		$-		$-
Dividends Declared	$	Nil	$	Nil	$	Nil

* The Fiscal 2006 only consists of 11 months due to a change in fiscal year end from 31 July to 30 June.

Summary of Quarterly Results

The following table sets out selected unaudited quarterly financial information of Continental and is derived from unaudited quarterly consolidated financial statements as filed on SEDAR.

Period	Revenues	Loss from Continued Operations and Net Income (loss)	Basic Income (Loss) per Share from Continued Operations and Net Income (loss)	Fully Diluted Income per Share from Continued Operations and Net Income (loss)
4th Quarter 2008	Nil	(883,831)	(0.01)	(0.01)
3rd Quarter 2008	Nil	(451,406)	(0.01)	(0.01)
2nd Quarter 2008	Nil	(1,102,995)	(0.02)	(0.02)
1st Quarter 2008	Nil	(678,530)	(0.01)	(0.01)
4th Quarter 2007	Nil	(973,445)	(0.01)	(0.01)
3rd Quarter 2007	Nil	(466,714)	(0.01)	(0.01)
2nd Quarter 2007	Nil	(627,461)	(0.01)	(0.01)
1st Quarter 2007	Nil	(535,380)	(0.01)	(0.01)

▪

Current Working Capital Situation

As at June 30, 2008, the Company's consolidated financial statements reflect a working capital position of $3,158,965. This represents an increase in the working capital of approximately $1,594,153 compared to the June 30, 2007 working capital of $1,564,812. The increase was due to the Company closing a private equity placement with Macquarie for net cash proceeds of $3,250,000 during the year offset by general and administrative expenditures during the year.  The cash balance at June 30, 2008 was $3,068,156 compared to $1,514,279 as at June 30, 2007, an increase of $1,553,877.

The Company used $1,513,352 for operating activities during the year ended June 30, 2008 compared with $1,757,963 during the year ended June 30, 2007.

The cash resources used for investing activities during the year ended June 30, 2008 was $194,521 compared with $156,818 during the year ended June 30, 2007.  The increase is mainly due to the investment in Continental Biofuels Corporation (“Continental Biofuels”) represented by the purchase of 1,000 shares at $100 per share for a total investment of $100,000.  The Company’s property expenditures continue to be at a maintenance level until management decides to commence further exploration and development of its Indonesian properties.

The cash resources provided by financing activities during the year ended June 30, 2008 was $3,261,750 compared with $1,033,333 during the year ended June 30, 2007.  The Company completed the private equity placement with Macquarie for $3,250,000 during the current year.

▪

Investments

During the year ended June 30, 2008, the Company invested $100,000 for a 40% stake in a company named Continental Biofuels Corporation in order to pursue biodiesel projects in Indonesia.  The Company also spent $32,760 on exploration expenditures relating to its Indonesian properties and $61,761 on equipment purchases mainly relating to computer and computer software.  During the year ended June 30, 2007, the Company invested $259,886 in its Indonesian oil & gas properties and recovered $146,500 from its farm out partner, GeoPetro.  The prior year amount includes the proceeds from the sale of CGB2 shares in the amount of $21,000 as well as equipment purchases of $55,574.

▪

Finance

During the year ended June 30, 2008, the Company issued 5,265,000 shares for gross proceeds to the Company of $3,309,750.  There were no Stock Options or Warrants exercised during the year ended June 30, 2008.  During the year ended June 30, 2007 there were 3,330,000 Stock Options and 2,823,334 Warrants exercised, and 111,111 shares issued for services generating proceeds to the company of $1,033,333.

On June 30, 2008, the Company had options outstanding granted to directors, officers and consultants to purchase an aggregate of 11,250,000 shares at prices ranging from $0.15 to $0.65 and expiring at varying dates between April 30, 2009 and May 25, 2011.

On June 30, 2008, the Company had warrants outstanding to purchase an aggregate of 13,990,000 shares at prices ranging from $0.15 to $1.00 and expiring at varying dates between July 23, 2009 and August 29, 2010.

▪

Operations

Overall, the Company had a loss from operations during the year ended June 30, 2008 of $3,116,762 compared to a loss of $2,603,000 during the year ended June 30, 2007.  The Company had a loss per share (basic and diluted) of $0.05 in 2008 compared to a loss per share of $0.04 in 2007.

During the year ended June 30, 2008, the Company generated $105,274 in interest income compared with $81,995 during the year ended June 30, 2007.  The Company’s portion of the loss sustained in Continental Biofuels since inception to June 30, 2008 was $82,184.  The Company wrote down the investment in Continental Biofuels at June 30, 2008 as the company was dissolved subsequent to the year-end.  During the year ended June 30, 2008, the Company also wrote down resource property costs in the amount of $32,760 compared to $113,386 during the year ended June 30, 2007.

General and administrative expenses increased by $477,409 from $2,611,254 to $3,088,663 for the years ended June 30, 2007 and 2008 respectively.  The significant changes to general and administrative expenses are as follows.  The Company recorded stock-based compensation expense, relating to management and consulting contracts, of $1,167,688 for the year ended June 30, 2008 compared to $673,242 for the year ended June 30, 2007.  During the year, the Company amended the terms of certain share purchase warrants outstanding.  The Company has recorded the fair value of the amended warrants as financing fees, being $279,256 for 2008 compared to $112,723 for 2007.  Management fees increased by $31,484 from $740,522 to $772,006.  Consulting fees were down $95,701 to $32,200 compared with $127,901 in the prior year.  The company utilized more consultants in the prior period.  Rent decreased by $35,910 from $89,986 to $54,076.  Travel decreased by $102,149 from $238,229 to $136,080.  The current year travel costs are consistent with fiscal 2006 levels.  Investor relations decreased by $40,601 from $168,896 to $128,295. The decrease is due to the Company attending less conferences during the current year. Office expenses increased by $109,938 from $146,387 to $256,325.  The increase in office expenses for the current year relates to purchases in the amount of $150,000 for subscriptions to a worldwide oil and gas exploration database.  Professional fees decreased by $61,702 from $203,811 to $142,109.  All other expense groups appear consistent with the comparative period and some decreased slightly.

ADDITIONAL DISCLOSURE

Material Contracts & Commitments

During the Past Quarter, no new material contracts or commitments were undertaken and not elsewhere disclosed herein or in the audited financial statements for the fiscal year ended June 30, 2008 published herewith.

Related Party Transactions

During the Past Quarter, no new related party agreements, or modifications to existing agreements, of any kind were made by the Company which are not otherwise already disclosed herein or in the audited financial statements for the fiscal year published herewith.

Expenditures made by the Company to related parties during the fiscal year ended June 30, 2008 and balances receivable from related parties as at June 30, 2008 are as follows:

•

During the year, management, director, or officer fees in the amount of $422,500 (2007 - $425,625) were paid or accrued to directors of the Company.  Of that amount, $nil (2007 - $28,125) has been recorded in resource property costs.  In addition, the Company paid bonuses totaling $60,000 (2007 - $200,000) to two directors during the year.

•

As at 30 June 2008, $71,275 (2007 - $Nil) is prepaid to a director of the Company, $Nil (2007 - $9,583) is receivable from a director of the Company and netted against accounts payable and $Nil (2007 - $7,864) is payable to a director of the Company.

Investor Relations, Publicity and Promotion

During the Past Quarter, no new arrangements, or modifications to existing agreements, were made by the Company for investor relations services, publicity, promotion or advertising agreements which are not otherwise already disclosed herein.

Finder's Agreements, Financial Advice & Fund Raising

During the Past Quarter, no new arrangements, or modifications to existing agreements, were made by the Company relating to financial advice, fund raising or finder's agreements which are not otherwise already disclosed herein.

Significant Accounting Policies

The details of the Company’s accounting policies are presented in note 2 and elsewhere in the audited financial statements for the fiscal year ended June 30, 2008 published herewith. The following policies are considered by management to be essential to understanding the processes and reasoning that go into the preparation of the Company’s financial statements and the uncertainties that could have a bearing on the financial results:

Oil and Gas Properties

The Company follows the full cost method of accounting for oil and gas operations, as prescribed by the Canadian Institute of Chartered Accountants, whereby all costs of exploring for and developing oil and gas reserves are capitalized and accumulated in cost centres established on a country-by-country basis.  Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, interest costs on significant investments in unproved properties and major development projects and overhead charges directly related to acquisition, exploration and development activities, less any government incentives relating thereto.

Upon establishing production, the costs related to each cost centre from which there is production, together with the costs of production equipment, will be depleted and amortized on the unit-of-production method based on the estimated gross proved reserves of each country.  Oil and natural gas reserves and production will be converted into equivalent units based upon estimated relative energy content.  Costs of acquiring and evaluating significant unproved properties will be initially excluded from depletion calculations.  These unevaluated properties are assessed periodically to ascertain whether impairment in value has occurred.  When proved reserves are assigned or the value of the property is considered to be impaired, the cost of the property or the amount of the impairment will be added to costs subject to depletion.

The capitalized costs less accumulated amortization in each cost centre from which there is production will be limited to an amount equal to the estimated future net revenue from proved reserves (based on estimated future prices and costs at the balance sheet date) plus the cost (net of impairments) of unproved properties ("ceiling test").  The total capitalized costs less accumulated depletion and amortization and deferred taxes of all cost centres will be further limited to an amount equal to the estimated future net revenue from proved reserves plus the cost (net of impairments) of all unproved properties less estimated future general and administrative expenses, future financing costs and taxes.

The costs (including exploratory dry holes) related to cost centres from which there has been no commercial production are not subject to depletion until commercial production commences.  The capitalized costs are assessed annually to determine whether it is likely such costs will be recovered in the future.  Costs unlikely to be recovered in the future are written off.

Proceeds from the farm-out of oil and gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion and amortization.

Management’s Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results could differ from those estimates.  Significant areas of assumptions are: impairment of resource properties and the assumptions used in calculating the fair value of options.

Evaluation of Disclosure Controls

As required by Multilateral Instrument 52-109, management carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of June 30, 2008.  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company to satisfy its continuous disclosure obligations and are effective in ensuring that information required to be disclosed in the reports that the Company files is accumulated and communicated to management as appropriate to allow for timely decisions regarding required disclosure.

Internal Controls and Procedures

Internal controls and procedures are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian generally accepted accounting principles. As at the end of the period covered by this management’s discussion and analysis, management had designed and implemented internal controls and procedures as required by Canadian securities laws.  Based on the Chief Executive Officer and the Chief Financial Officer’s review of the design of internal controls over financial reporting, the Chairman and President have concluded that the design of internal controls is adequate for the nature of the Company’s business and size of its operations. As a small organization, and similar to other small organizations, the Company’s management is composed of a small number of key individuals, resulting in a situation where limitations on the segregation of duties as well as expertise in such areas as complex calculations and estimations do not exist, as such these risks are compensated by more effective supervision and monitoring by the Chief Executive Officer and the Chief Financial Officer as well as reliance on third party expertise where appropriate. It is important to note that in order to eliminate the potential risk associated with these issues the Company would be required to hire additional staff in order to provide greater segregation of duties and expertise in certain areas. Currently the Company has chosen to disclose the potential risk in its annual filings and proceed with increased staffing as the Company’s growth supports such overhead expansion.

Approval

The Board of Directors of Continental has approved the disclosure contained in this MD&A.

Additional Information

Additional information relating to Continental is available on SEDAR at www.sedar.com.

Claims, Contingencies & Litigation

Except for any contingencies elsewhere disclosed herein, or in the or in the audited financial statements for the fiscal year ended June 30, 2008 published herewith, the Company knows of no material, active or pending claims or legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation that might materially adversely affect the Company or a property interest of the Company except as follows:

•

On June 22, 2007 the Company registered a claim in the Vancouver Registry of the Supreme Court of British Columbia against Gail Margaret Schell, Executrix of the estate of Gary Robert Schell; Gail Margaret Schell; and Milner Downs Equestrian Centre Ltd. to recover an amount of approximately CDN$183,000, plus interest and legal costs, that the Company believes is owed to it by its deceased former Director and Officer Mr. Gary R. Schell.  A trial date has been set for May 25, 2009.

CONTINUOUS DISCLOSURE & FILINGS - CANADA

Additional disclosure is made on a continuous basis through periodic filings of Company financial information, significant events, including all press releases and material change reports and disclosure of new or changed circumstances regarding the Company. Unaudited quarterly financial statements are filed by the Company with the British Columbia Securities Commissions (“BCSC”) for each fiscal quarter. Shareholders and interested parties may obtain downloadable copies of mandatory filings made by the Company with Canadian securities regulators on the internet at the “SEDAR” website www.sedar.com which is the “System for Electronic Document Archiving and Retrieval”, employed by Canadian securities regulatory commissions to enable publicly traded companies to electronically file and archive documents and filings in compliance with applicable laws and securities trading regulations. The Company began filing on SEDAR in 1997. All Company filings made on SEDAR during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

CONTINUOUS DISCLOSURE & FILINGS - USA

The Company is also a full reporting issuer and filer of US Securities and Exchange Commission (“US-SEC”) filings. US-SEC filings include Form 20F annual reports and audited financial statements. Interim unaudited quarterly financial reports in this format together with press releases and material contracts and changes are filed under Form-6K. The Company has filed electronically on the US-SEC’s EDGAR database commencing with the Company’s Form 20F annual report and audited financial statements since its fiscal year end 2004. See website www.sec.gov/edgar/searchedgar/webusers.htm. Prior to that event the Company filed with the US-SEC in paper form. All Company filings made to US-SEC during the past fiscal year and during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

---o0o---

Form 52-109F1 Certification of Annual Filings

I, Richard L. McAdoo, President and Chief Executive Officer of Continental Energy  Corporation,  certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Continental Energy  Corporation (the issuer) for the period ending June 30, 2008;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a  material  fact or omit to state a material fact required to be stated or that is necessary to make a  statement not misleading in light of the circumstances under which it was made, with respect  to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial  information included in the annual filings fairly present in all material respects the financial  condition, results of operations and cash flows of the issuer, as of the date and for the  periods presented in the annual filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and  maintaining  disclosure controls and procedures and internal control over financial reporting for the  issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed  under our supervision, to provide reasonable assurance that material information  relating to the issuer, including its consolidated subsidiaries, is made known to us by  others within those entities, particularly during the period in which the annual  filings  are being prepared;

(b)

designed such internal control over financial reporting, or caused it to be designed  under our supervision, to provide reasonable assurance regarding the reliability of  financial reporting and the preparation of financial statements for external purposes  in accordance with the issuer’s GAAP; and

(c)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of  the end of the period covered by the annual filings and have caused the issuer to  disclose in the annual MD&A our conclusions about the effectiveness of the  disclosure controls and procedures as of the end of the period covered by the annual  filings based on such evaluation; and

5.

I have caused the issuer to disclose in the annual MD&A any change in the issuer’s  internal  control over financial reporting that occurred during the issuer’s most recent interim period  that has materially affected, or is reasonably likely to materially affect, the issuer’s internal  control over financial reporting.

Date: October 24, 2008

(signed) ”Richard L. McAdoo”

Name:  Richard L. McAdoo

Title:    President and Chief Executive Officer

Form 52-109F1 Certification of Annual Filings

I, James D. Eger, Chief Financial Officer of Continental Energy Corporation, certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Continental Energy  Corporation (the issuer) for the period ending June 30, 2008;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a  material  fact or omit to state a material fact required to be stated or that is necessary to make a  statement not misleading in light of the circumstances under which it was made, with respect  to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial  information included in the annual filings fairly present in all material respects the financial  condition, results of operations and cash flows of the issuer, as of the date and for the  periods presented in the annual filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and  maintaining  disclosure controls and procedures and internal control over financial reporting for the  issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed  under our supervision, to provide reasonable assurance that material information  relating to the issuer, including its consolidated subsidiaries, is made known to us by  others within those entities, particularly during the period in which the annual  filings  are being prepared;

(b)

designed such internal control over financial reporting, or caused it to be designed  under our supervision, to provide reasonable assurance regarding the reliability of  financial reporting and the preparation of financial statements for external purposes  in accordance with the issuer’s GAAP; and

(c)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of  the end of the period covered by the annual filings and have caused the issuer to  disclose in the annual MD&A our conclusions about the effectiveness of the  disclosure controls and procedures as of the end of the period covered by the annual  filings based on such evaluation; and

5.

I have caused the issuer to disclose in the annual MD&A any change in the issuer’s  internal  control over financial reporting that occurred during the issuer’s most recent interim period  that has materially affected, or is reasonably likely to materially affect, the issuer’s internal  control over financial reporting.

Date: October 24, 2008

(signed) ”James D. Eger”

Name:  James D. Eger

Title:    Chief Financial Officer

Exhibit 2

PRESS RELEASE Email: INFO @CONTINENTALENERGY.COM Web: WWW.CONTINENTALENERGY.COM Symbol: OTC-BB: CPPXF

Source:  Continental Energy Corporation

Continental Energy Receives Court Approval to Close Tungkal Interest Acquisition

DALLAS – October 24, 2008 - Continental Energy Corporation (OTCBB: CPPXF) today announced that, further to its press release of August 5, 2008, it has received court approval to conclude and close its acquisition of a 30% participating interest in the Tungkal PSC.

The Alberta Court of Queen's Bench, the superior court in the province of Alberta, Canada, has granted an order authorizing and directing Ernst & Young Inc., the court-appointed receiver-manager (the "Receiver") over all of the property of insolvent Fuel-X International Inc. to conclude the sale of a 30% interest in the Tungkal PSC, onshore Sumatra, Indonesia, to the Continental under the terms of an existing purchase and sale agreement between the Receiver and Continental.

The deal is now scheduled to close upon the approval and registration of the deed of assignment by Indonesian authorities, anticipated next month, of the Tungkal PSC interest from Fuel-X Tungkal Ltd. to Continental's newly formed and wholly owned subsidiary Continental Energy (Tungkal) Pte. Ltd.

Continental earlier paid a cash deposit of $1,500,000 and at closing Continental shall pay an additional $13,500,000 cash, net of oil production income since the June 1, 2008 effective date of sale, plus issue 12,320,000 newly created Series-A preferred shares each having face and conversion value $1.00.

On behalf of the Company,

Richard L. McAdoo

President & CEO

About Continental Energy Corporation:

Continental Energy Corporation is a small oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. For further information, please visit our web site at www.continentalenergy.com.

No securities regulatory authority has either approved or disapproved the contents of this news release.

Certain matters discussed within this press release may be  forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.

For more information please contact   Jim Eger at 877-762-2366, Suite 1200, 14001 Dallas Parkway, Dallas, Texas, 75240

Exhibit 3

PRESS RELEASE Email: INFO @CONTINENTALENERGY.COM Web: WWW.CONTINENTALENERGY.COM Symbol: OTC-BB: CPPXF

Source:  Continental Energy Corporation

Continental Energy Posts FY2008 Annual Results

DALLAS – October 28, 2008 - Continental Energy Corporation (OTCBB: CPPXF) today announced that it has published its annual financial statements and posted its annual results for its fiscal year ended 30 June 2008.

Selected Annual Information

The following table sets out selected annual financial information of Continental and is derived from the Company’s audited consolidated financial statements for the twelve months and fiscal years ended June 30, 2008 and 2007 and the eleven months ended June 30, 2006.

		2008		2007		2006*
Sales		$-		$-		$-
Income (Loss) for the Year		$(3,116,762)		$(2,603,000)		$1,923,117
Income (Loss) per Share – Basic		$(0.05)		$(0.04)		$0.03
Income per Share – Diluted		$(0.05)		$(0.04)		$0.03
Total Assets		$3,297,806		$1,763,948		$2,517,015
Total Long-term Liabilities		$-		$-		$-
Dividends Declared	$	Nil	$	Nil	$	Nil

* The Fiscal 2006 only consists of 11 months due to a change in fiscal year end from 31 July to 30 June.

▪

Current Working Capital Situation

As at June 30, 2008, the Company's consolidated financial statements reflect a working capital position of $3,158,965. This represents an increase in the working capital of approximately $1,594,153 compared to the June 30, 2007 working capital of $1,564,812. The increase was due to the Company closing a private equity placement with Macquarie for net cash proceeds of $3,250,000 during the year offset by general and administrative expenditures during the year.  The cash balance at June 30, 2008 was $3,068,156 compared to $1,514,279 as at June 30, 2007, an increase of $1,553,877. The Company used $1,513,352 for operating activities during the year ended June 30, 2008 compared with $1,757,963 during the year ended June 30, 2007. The cash resources used for investing activities during the year ended June 30, 2008 was $194,521 compared with $156,818 during the year ended June 30, 2007

The cash resources provided by financing activities during the year ended June 30, 2008 was $3,261,750 compared with $1,033,333 during the year ended June 30, 2007.  The Company completed the private equity placement with Macquarie for $3,250,000 during the current year.

▪

Investments

During the year ended June 30, 2008, the Company invested $100,000 for a 40% stake in a company named Continental Biofuels Corporation in order to pursue biodiesel projects in Indonesia.  The Company also spent $32,760 on exploration expenditures relating to its Indonesian properties and $61,761 on equipment purchases mainly relating to computer and computer software.  During the year ended June 30, 2007, the Company invested $259,886 in its Indonesian oil & gas properties and recovered $146,500 from its farm out partner, GeoPetro

▪

Finance

During the year ended June 30, 2008, the Company issued 5,265,000 shares for gross proceeds to the Company of $3,309,750.  There were no Stock Options or Warrants exercised during the year ended June 30, 2008.  During the year ended June 30, 2007 there were 3,330,000 Stock Options and 2,823,334 Warrants exercised, and 111,111 shares issued for services generating proceeds to the company of $1,033,333. On June 30, 2008, the Company had options outstanding granted to directors, officers and consultants to purchase an aggregate of 11,250,000 shares at prices ranging from $0.15 to $0.65 and expiring at varying dates between April 30, 2009 and May 25, 2011. On June 30, 2008, the Company had warrants outstanding to purchase an aggregate of 13,990,000 shares at prices ranging from $0.15 to $1.00 and expiring at varying dates between July 23, 2009 and August 29, 2010.

▪

Operations

Overall, the Company had a loss from operations during the year ended June 30, 2008 of $3,116,762 compared to a loss of $2,603,000 during the year ended June 30, 2007.  The Company had a loss per share (basic and diluted) of $0.05 in 2008 compared to a loss per share of $0.04 in 2007. During the year ended June 30, 2008, the Company generated $105,274 in interest income compared with $81,995 during the year ended June 30, 2007.  The Company’s portion of the loss sustained in Continental Biofuels since inception to June 30, 2008 was $82,184.  The Company wrote down the investment in Continental Biofuels at June 30, 2008 as the company was dissolved subsequent to the year-end.  During the year ended June 30, 2008, the Company also wrote down resource property costs in the amount of $32,760 compared to $113,386 during the year ended June 30, 2007.

▪

General and Administrative

General and administrative expenses increased by $477,409 from $2,611,254 to $3,088,663 for the years ended June 30, 2007 and 2008 respectively.  The significant changes to general and administrative expenses are as follows.  The Company recorded stock-based compensation expense, relating to management and consulting contracts, of $1,167,688 for the year ended June 30, 2008 compared to $673,242 for the year ended June 30, 2007.  During the year, the Company amended the terms of certain share purchase warrants outstanding.  The Company has recorded the fair value of the amended warrants as financing fees, being $279,256 for 2008 compared to $112,723 for 2007.

On behalf of the Company,

Richard L. McAdoo

President & CEO

About Continental Energy Corporation:

Continental Energy Corporation is an independent oil and gas exploration company, focused  primarilybon making a major oil or gas discovery in Indonesia. For further information, please visit our web site at www.continentalenergy.com.

No securities regulatory authority has either approved or disapproved the contents of this news release.

Certain matters discussed within this press release may be  forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.

For more information please contact   Chip Langston at 877-762-2366, Suite 1200, 14001 Dallas Parkway, Dallas, Texas, 75240

Exhibit 4

Date: 28/10/2008	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: CONTINENTAL ENERGY CORPORATION

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	07/11/2008
Record Date for Voting (if applicable) :	07/11/2008
Meeting Date :	12/12/2008
Meeting Location (if available) :	Vancouver, BC

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	210909107	CA2109091074

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for CONTINENTAL ENERGY CORPORATION